CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES
                         55 Beattie Place, P.O. Box 1089
                              Greenville, SC 29602




June 21, 2005

Correspondence Filing Via Edgar and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, NW
Washington, D.C.  20549
Attn:  Mr. Robert F. Telewicz, Jr.

Re:   Consolidated Capital Institutional Properties
      Item 4.02 Form 8-K filed May 26, 2005
      File No. 000-10831

Ladies and Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the "Staff") addressed to Consolidated Capital Institutional Properties, a California limited partnership (the "Partnership"), in a letter dated June 14, 2005. The Partnership's response to the Staff's comments are set forth below and are numbered to correspond to the numbering of the Staff's comments in the Staff's letter.

                        *     *     *     *     *

Form 8-K

1. Comment: We note that you intend to file restated financial statements. However, you have not indicated when you intend to do so. Please tell us when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.

      Response:    The Partnership intends to file restated financial
      statements in an amended Form 10-K/A by July 1, 2005.

2. Comment: Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-K for the period ended December 31, 2004 in light of the material error you have disclosed.

      Response: The certifying officers of the Partnership's general partner have reevaluated the adequacy of the Partnership's disclosure controls and procedures in light of the material error that was disclosed. The certifying officers have improved the Partnership's disclosure controls and procedures that were in place for the period ended December 31, 2004 to ensure that transactions such as the transaction at issue are properly recorded at inception. Actions taken include improving the education of accounting personnel to ensure that all relevant personnel understand and apply the appropriate accounting treatment, as well as improving the Partnership's accounting review procedures. Such information will be disclosed in the Partnership's restated financial statements.


                        *     *     *     *     *

As requested by the Staff, the Partnership acknowledges that: (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (c) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions regarding the information provided, please contact the undersigned or Stephen Waters. Mr. Waters can be reached directly at (864) 239-1554 or by fax at (864) 239-5824.

                                   Sincerely,


                                    /s/ Martha L. Long
                                    Martha L. Long
                                    Senior Vice President
                                    ConCap Equities, Inc., the general
                                    partner of Consolidated Capital
                                    Institutional Properties